SCOOP, INC.
                                  Cyberia House
                           Church Street, Basingstoke
                               Hampshire RG21 7QN
                                 United Kingdom


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                         IN CONNECTION WITH TRANSACTION

     This statement is being mailed on or about March 7, 2000 to holders of record on March 3, 2000 (the "Record Date") of shares of common stock, par value $.001 per share (the "Common Stock"), of Scoop, Inc., a Delaware corporation (the "Company"). This statement is being furnished in connection with a change in the majority of the board of directors of the Company as a result of the transaction described below.

     THIS STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO PROXIES ARE BEING SOUGHT HEREBY AND STOCKHOLDERS ARE NOT BEING ASKED TO TAKE ANY ACTION IN CONNECTION HEREWITH.

     As of the Record Date, there were 66,795,457 shares of the Company's Common Stock outstanding, being the only class of voting securities outstanding that would be entitled to vote for directors at a stockholder meeting if one were to be held. Each share of Common Stock is entitled to one vote.

DESCRIPTION OF TRANSACTION

     As previously reported by the Company in its Quarterly Report on Form 10QSB for the quarterly period ended June 30, 1998 (filed August 14, 1998), incorporated herein by this reference, on July 31, 1998, the Company filed a voluntary petition commencing a case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court") as Case No. SA 98-20799 RA. On April 23, 1999, the Company entered into a Stock Purchase Agreement, (the "Stock Purchase Agreement"), with InfiniCom AB (publ), a company organized and existing under the laws of the Kingdom of Sweden ("InfiniCom"), pursuant to which InfiniCom agreed to acquire such number of newly issued shares of Common Stock which in the aggregate would represent approximately 91% of the issued and outstanding Common Stock on a fully diluted basis (the "Acquired Shares") in exchange for 100% of the issued and outstanding ordinary shares of 0.10 Pound Sterling each (the "24STORE Stock") of 24STORE.com Limited, a company incorporated under the laws of England and Wales ("24STORE"). As additional consideration for InfiniCom's acquisition of the Acquired Shares (the "Acquisition"), and as an incentive for the creditors of the Company to approve and support the foregoing transaction as a part of the bankruptcy process, InfiniCom paid the sum of $225,000, plus interest thereon, to the Company to be used for payment to holders of all allowed general unsecured claims to the extent that the bankruptcy estate of the Company was insufficient to pay in full the allowed amount. Under the terms of the Stock Purchase Agreement, InfiniCom agreed to pay an additional sum of up to $125,000 to the Company to reimburse the Company for certain transaction costs associated with the negotiation, documentation and consummation of the Acquisition.

     On July 23, 1999, the Company filed its Second Amended Plan of Reorganization (the "Plan") and a related Second Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. The Plan contemplated that upon its confirmation the Acquisition would be consummated and the Disclosure Statement contained material information concerning InfiniCom and 24STORE. By an order dated August 5, 1999, the Bankruptcy Court approved the Disclosure Statement as containing adequate information and the Disclosure Statement and the Plan were then distributed to the Company's creditors and shareholders for approval, which was subsequently obtained. As previously announced by the Company in a press release dated October 1, 1999, on September 30, 1999 the Plan was confirmed by order of the Bankruptcy Court (the "Confirmation Order"). Pursuant to the Confirmation Order, the Bankruptcy Court approved the Plan and the Stock Purchase Agreement on October 5, 1999.

     As of December 7, 1999, in accordance with the Plan and the Stock Purchase Agreement, as modified by the Agreement dated as of November 1, 1999 between the Company and InfiniCom, InfiniCom had acquired from the Company a total of 60,783,219 shares of Common Stock in exchange for the 24STORE Stock (the "Closing"). The aggregate amount of Common Stock acquired by InfiniCom represents approximately 91% of the 66,795,457 shares of Common Stock issued and outstanding immediately following the Closing. Following the Closing, InfiniCom transferred a total of 2,231,658 shares of Common Stock to lenders in accordance with financing arrangements previously entered into by InfiniCom in order to raise working capital, resulting in an ownership of the Company by InfiniCom of approximately 88%.

     Effective as of January 14, 2000, Rand Bleimeister, the then sole remaining director of the Company, resigned as a director. As of such date, the Company did not have any serving directors or officers. On the date of this information statement, by way of written consent in lieu of a shareholders' meeting, InfiniCom, as majority shareholder of the Company, elected Larsake Sandin, Lennart Orkan and Akbar Seddigh as directors of the Company. The foregoing change in the composition of the Board has resulted in a change in control of the Company.

NEW DIRECTORS

     The following table sets forth certain information with respect to each of the persons who has become a director of the Company on the date hereof in connection with the consummation of the transactions described above. Immediately prior to the election of the following new directors, the Company did not have any serving directors.

NAME                                 AGE            POSITION

Larsake Sandin                       50             Director, Chairman
Lennart Orkan, Ph.D.                 55             Director
Akbar Seddigh                        56             Director

The business experience of the new directors is as follows:

NAME                  BUSINESS EXPERIENCE

Larsake Sandin        Larsake  Sandin,   Chairman  of  the  Board,  has  approx-
                      imately   twenty-five  (25)  years  of  experience  in the
                      information  technology  field as  founder,  director  and manager of several companies in Sweden, the United Kingdom and  the  United  States.  Mr.  Sandin  is  currently  the
                      Founding  Director and a Business  Consultant  of Acom CMC
                      Ltd in London,  the Founding  Director of The Server Group
                      in  Scandinavia  Stockholm,  also  located in London,  the
                      Chairman of the Board of Ergonomic Office Systems AS, 24IT
                      AB and  InfiniCom AB, the majority  shareholder  of Scoop,
                      Inc.  From 1976 until 1989,  Mr. Sandin served as Business
                      Manager of AB Programator, a company located in Stockholm.
                      From 1989 until 1991, Mr. Sandin was the Managing Director of Philips Tele & Data  Systems,  a subsidiary  of Philips
                      Norden  AB of  Stockholm,  in which  capacity  Mr.  Sandin accomplished a significant  restructuring  of the company.
                      From 1992 until 1995,  Mr.  Sandin was employed by Digital
                      Equipment Corporation, where he was the Director of Retail
                      Banking  Worldwide  in Boston,  the  Director of Financial
                      Industry  Expertise  Center  Europe  in  London,  and  the
                      Director  of  Retail  Banking  Europe  in  Stockholm.   In
                      addition to his employment experience, Mr. Sandin has been and continues to be a director of many publicly and privately held companies in Sweden. In the past, Mr.
                      Sandin  was the  Chairman  of the Board of  Philips  Radio
                      Communications AS, Digital Equipment BCFI AB, Rostvold AS and Ericsson-Programatic AB.

Lennart Orkan, Ph.D.  Lennart Orkan, Director, has approximately twenty-six (26)
                      years experience in business and banking. Currently, Mr. Orkan is the President and CEO of Strator B.D.N. International AB, a company based in Sweden which provides consulting services to public and private companies on mergers and acquisitions, recapitalization, and other forms of corporate reorganization. The Strator Group has subsidiary companies and affiliates in North America and in a number of European countries. Mr. Orkan is also the founder and the majority owner of the company. Since 1980, Mr. Orkan has been the Chairman of the Board and/or a Board Member of approximately 50 medium-sized and large Scandinavian and foreign private corporations. From 1974 until 1980, Mr. Orkan was the head of the two largest departments of the Swedish Savings Bank Association in addition to being the General Manager of the Swedish Savings Banks Institute and the vice-Chairman of the International Savings Bank Institute in Geneva, Switzerland. From 1980 until 1984, Mr. Orkan was the General Manager of Lantbrukets Utredningsinstitut, the
                      Swedish Institute for Agro-Business Development and Research, a highly respected research institute and consulting group for economic studies and business development services. From 1984 until 1985, Mr. Orkan served as the President and CEO of the Cooperative Bank of Sweden West, the largest cooperative bank in Sweden. From 1985 until 1988, Mr. Orkan was the President and CEO of Praktikertjanst AB, the dominating group in the areas of private health and dental care and medical technical services in Scandinavia.

Akbar Seddigh         Akbar Seddigh,  Director,  has  approximately  twenty-five
                      (25) years  experience in the business  field.  Currently,
                      Mr.  Seddigh is the Chairman of the Board and President of
                      Ortivus US, Inc.;  the Chairman of the Board of ELEKTA AB,
                      Cascade Computing AB, Neoventa AB and Samba Sensor AB; and
                      Board Member of Nordbanken,  Taby,  Affarsstrategerna  AB,
                      Artimplant  AB,  and  Minidoc  AB  in  addition  to  other responsibilities.  From 1976  through  1981,  Mr.  Seddigh worked as the chief  Executive  Officer of a subsidiary of
                      The Swedish  Atomic Energy.  In 1985, Mr. Seddigh  founded
                      Ortivus  AB and acted as Chief  Executive  Officer  of the company until November,  1999.  Since  November,  1999 Mr.
                      Seddigh has acted as Vice Chairman in addition to his role on the Board of Directors  of the company.  Ortivus AB was listed on the Stockholm  Stock  Exchange in January,  1997 and  deals in  devising  new  medical  concepts  including
                      Myocardial    Ischemia   Dynamic   Analysis   (MIDA)   and
                      telemedicine (Mobimed).

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

LEGAL PROCEEDINGS

     The Company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

MEETINGS OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company did not hold any meetings during the last fiscal year.

CHANGE IN CONTROL

     The Company is not aware of any existing arrangements which may result in a change in control of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the directors and executive officers of the Company and persons who beneficially own more than ten percent of the Company's Common Stock (collectively, the "Reporting Persons") to report their ownership of and transactions in the Company's Common Stock to the Securities and Exchange Commission (the "Commission"). Copies of these reports are also required to be supplied to the Company. To the Company's knowledge, during the fiscal year ending December 31, 1999 the Reporting Persons complied with all applicable Section 16(a) reporting requirements, except that InfiniCom, who became an owner of more than ten percent of the Company's Common Stock during such fiscal year, failed to file a report on Form 3 on a timely basis. InfiniCom will file its Form 3 promptly upon the filing of this information statement.

EXECUTIVE COMPENSATION

Summary Compensation Table.

     The following table sets forth compensation earned, whether paid or deferred, during the fiscal years ended December 31, 1999, 1998 and 1997 by the Company's Chief Executive Officer and the Executive Officers of the Company whose compensation was $100,000 or greater during the fiscal year ended December 31, 1999 (collectively, the "Named Executive Officers").

                                                    Annual            Long-Term Compensation
                                               Compensation (1)               Awards
                                                                     ------------------------
                                                                     Restricted    Securities         All Other
                                                Salary      Bonus       Stock      Underlying       Compensation
Name and Principal  Position           Year       ($)        ($)     Awards ($)    Options (#)           ($)

Rand Bleimeister(2) Chairman of        1999   $  3,741     $ --         $ --          $ --              $ --
                    the Board,         1998    132,695       --           --            --                --
                    Chief Executive    1997     56,344       --           --       350,000                --
                    Officer and
                    Chief Financial
                    Officer

(1) No executive officer received compensation of $100,000 or greater during the fiscal year ended December 31, 1999.

(2) Mr. Bleimeister joined the Company on September 2, 1997 and thus his compensation for 1997 reflects a partial year of service. As the Company commenced its Chapter 11 proceedings in July of 1998, Mr. Bleimeister's compensation for 1998 reflects a partial year of service. However, during the latter half of 1998 and during 1999 Mr. Bleimeister was compensated at the hourly rate of $125 for the first 10 hours of the week and $105 per hour for any hour over ten for services rendered in connection with the Chapter 11 case. Thus, Mr. Bleimeister's 1998 salary reflects his partial salary plus the consulting fees earned throughout the remainder of the year. Mr. Bleimeister resigned from all positions with the Company on January 14, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

     The Company did not grant any options during the last fiscal year.

EMPLOYMENT AGREEMENTS

     The Company is not currently a party to any employment agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information, as of the Record Date, concerning the Common Stock of the Company beneficially owned (i) by each director and each Named Executive Officer of the Company, (ii) by all directors and executive officers of the Company as a group and (iii) by each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. The beneficial owners named have, to the knowledge of the Company, sole voting and dispositive power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                     Shares Beneficially Owned
Name                                                   Shares         Percent
----                                                   ------         -------
InfiniCom AB (publ)
Gustavslundsvagen 151A
S-16751 Bromma
Sweden....................................           58,551,561         87.66

Rand Bleimeister
1800 Century Park East
Los Angeles, California 90067.............               59,626          0.09

Larsake Sandin
Frensham Court, Summerfield Lane
Surrey GU10 3AN
England...................................                    0             0

Lennart Orkan
Foreningsvagen 2
SE-13237 Saltsjo-Boo
Sweden....................................                    0             0

Akbar Seddigh
Centralvagen 18
18357 Taby
Sweden....................................                    0             0

All executive officers and
directors as a group (4 persons)..........               59,626          0.09


     The following table sets forth information, as of the Record Date, concerning the common stock of InfiniCom beneficially owned (i) by each director and each Named Executive Officer of the Company, (ii) by all directors and executive officers of the Company as a group and (iii) by each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. The beneficial owners named have, to the knowledge of the Company, sole voting and dispositive power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                      Shares Beneficially Owned
Name                                                   Shares         Percent

InfiniCom AB (publ)
Gustavslundsvagen 151A
S-16751 Bromma
Sweden....................................              N/A             N/A

Rand Bleimeister
1800 Century Park East
Los Angeles, California 90067.............              0                0

Larsake Sandin
Frensham Court, Summerfield Lane
Surrey GU10 3AN
England...................................           199,999           1.48

Lennart Orkan
Foreningsvagen 2
SE-13237 Saltsjo-Boo
Sweden....................................              0                0

Akbar Seddigh
Centralvagen 18
18357 Taby
Sweden....................................              0                0

All executive officers and directors
as a group (4 persons)....................           199,999           1.48





SUBMITTED BY:



/s/Larsake Sandin
-------------------------
Larsake Sandin
Chairman of the Board